December 14, 20100
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Lilyanna Peyser

Re:	Nash-Finch Company
Comment letter dated November 15, 2010
Form 10-K for the year ended January 2, 2010
Definitive Proxy Statement filed April 15, 2010
Dear Ms. Peyser:
Set forth below is the response by Nash-Finch Company (“we” or the “Company”) to the comment raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Dimond dated November 15, 2010, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comment in bold type, which is followed by the Company’s response.
Definitive Proxy Statement on Schedule 14A
Executive Compensation and Other Benefits, page 20
1.	We note your response to comment one in our letter dated October 25, 2010. Please explain in greater detail why you would experience competitive harm as a result of disclosing your targets. We referred you to Question 118.04 of Regulation S-K Compliance & Disclosure Interpretations, which specifies that you “should use the same standard for evaluating whether target levels (and other factors or criteria) may be omitted as [you] would use when making a confidential treatment request under Securities Act Rule 406 or Exchange Act Rule 24b-2” (although you are not required to submit a confidential treatment request). Your determination regarding competitive harm must be “based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).” Please provide us with such a thorough and detailed analysis for each target that you use in connection with your compensation plans, including but not limited to Consolidated EBITDA, operating unit profitability, operational goals and RONA. Please address in your analysis the fact that some of your targets are disclosed in or derived from your publicly-available financial statements for now-expired fiscal years. In addition, we note your statement that you “will not be able to provide retrospective disclosures for LTIP and MDV Gain Share that have multi-year targets”; please explain why you believe that you are unable to disclose retrospective targets in connection with these plans, for example by describing the manner in which these plans utilize multi-year targets.
Response:
The Company respectfully advises the Staff that, as discussed in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on April 15, 2010 (the “Proxy Statement”) and in the Company’s responses to the Staff’s prior comments, the specific performance targets that factor into the Company’s performance-based compensation for its named executive officers relate to a variety of performance goals including financial and operational goals. The Company’s compensations plans are complex, and are designed to incentivize senior management to achieve results that will drive shareholder value and improve operational efficiency. As a result, there are a myriad of performance goals to be achieved, a majority of which are based on metrics not otherwise publicly disclosed. The financial goals may be measured at the consolidated Company level or at the level of one or more of our business segments; for some of our compensation programs, these goals are based on annual performance but for other programs the goals are based on multi-year performance. The operational goals are based on profitability drivers at the level of one or more of our business segments or sub-segments. Target levels with respect to the performance criteria are derived from Nash Finch’s annual operating plan and budget for the fiscal year or strategic plan for multiple fiscal years which are not disclosed publicly. Information related to those targets is sensitive with respect to historical periods as well as future periods, disclosure of which could cause us competitive harm.
Before discussing the possible competitive harm to the Company if it is required to disclose non-public financial and commercial information, it is important to note that in future filings we will disclose our historic annual Consolidated EBITDA target, which is the most significant component of the Company’s Short-Term Incentive Program (“STIP”). As described more fully below, the majority of compensation delivered to most of the named executive officers under the STIP is based on achievement of the annual Consolidated EBITDA target. In addition, the Consolidated EBITDA target is a gating target: if the threshold Consolidated EBITDA target is not achieved, there is no payout under any other target under the STIP, regardless of results achieved against such other target. Moreover, the percentage of payout achieved on the Consolidated EBITDA target caps the payout under all other targets. For example, if the payout achievement on the Consolidated EBITDA target is 50%, no other target will deliver more than a 50% payout, regardless of achievement. Thus the payout on the remaining targets would be the lower of 50% or the actual result achieved.
To the extent that our performance targets (i) are measured against financial or operational metrics that we do not otherwise disclose, (ii) include as one factor disclosed numbers that are adjusted for one or more non-disclosed items to reflect our confidential strategic goals and/or (iii) are determined over a multi-year performance period, we believe that disclosure of such targets would cause us competitive harm. We respectfully submit that disclosure of performance targets with respect to such performance goals is not required because such information would constitute confidential trade secrets and/or confidential commercial or financial information, the disclosure of which would result in competitive harm to Nash Finch. Therefore, they should be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that we do not disclose in our filings a performance target because to do so would result in competitive harm to the Company, we will discuss in our filings how difficult it will be for an executive, or how likely it will be for us, to achieve the undisclosed performance targets.
Set forth below is (I) a discussion of the legal standard for determining whether disclosure of target levels may be omitted and (II) our analysis, for each target that we use under our performance-based programs, supporting our conclusion.
I. Legal Standard for Omitting Disclosure
The Instructions to Item 402(b) provide that disclosure of target levels with respect to specific quantitative or qualitative performance-related factors considered by the Company or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information is not required if such disclosure would result in competitive harm to the Company. The standard to be used in evaluating whether disclosure would result in competitive harm is the same standard that would apply when a company requests confidential treatment of trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporate the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.
Exemption 4 of the FOIA exempts from the class of materials that public agencies must publicly disclose trade secrets and commercial or financial information obtained from a person and privileged or confidential. U.S.C. 552(b)(4) (1977). The test set forth in Exemption 4 has two principal parts.

First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings. See, e.g., Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The United States Court of Appeals for the District of Columbia has held that these terms should be given their “ordinary meanings,” and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them.” Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sales statistics, research data, technical designs, overhead and operating costs, profit and loss data, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Similarly, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”
Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Other courts have indicated that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Indus., Inc. v. U.S. Customs Border Protection Bureau, 457 F. Supp. 2d 6, 8-10 (D.D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4). Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive injury is sufficient. See Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).
The Company believes that it should disclose its historical annual Consolidated EBITDA performance target, which is the most significant performance target under our Short-Term Incentive Plan. However, in accordance with the legal authority discussed above, we do not believe that we should disclose other performance targets because doing so would result in competitive harm to the Company as more fully described below.
II. Analysis of Competitive Harm
As described in the Proxy Statement, the following compensatory programs for our named executive officers are subject to attainment of specified performance goals: (A) Short-Term Incentive Plan, (B) Long-Term Incentive Plan, (C) restricted stock units granted to Edward Brunot, our Senior Vice President, President and Chief Operating Officer of our military business segment, and (D) MDV Gain Share Plan.1 We believe that our performance targets for such programs, which are based on our financial and operational budgets and goals, are ordinarily understood to be “financial” or “commercial” in interest. We have described below the performance criteria for each such program and the reasons that disclosure of targets for those criteria could cause competitive harm to the Company.
A. Short-Term Incentive Plan
Annual bonuses for our named executive officers under our Short-Term Incentive Plan (“STIP”) for 2009 were based 60% upon attainment of pre-specified Company financial performance goals and 40% on pre-specified operational performance goals. The Company performance goals were comprised of the following:
•	Financial performance goals involving levels of Consolidated EBITDA or, with respect to certain officers, adjusted business segment EBITDA;

•	Operational performance goals including assessments of business segment fill rates, on-time delivery rates, customer satisfaction; an independent assessment of retail store performance; and a number of focused segment profitability drivers.

[1]	This response letter will not address the Company’s stock appreciation rights program because all performance targets for awards under such program have previously been disclosed in the Proxy Statement.

The financial performance goal had threshold and target levels of attainment; no bonus was payable under the STIP (with respect to either the financial or operational metrics) if the threshold level of EBITDA was not attained regardless of the level of performance on the operational targets. Only target levels were specified for each of the operational performance goals so that no bonus was payable with respect to a performance goal if the target level for such performance goal was not attained; in addition, payout of bonuses based on level of operational performance goal achievement was limited by the level of financial performance goal attained. Our target levels of performance for both financial and operational performance goals are set at aggressive levels reflecting performance in excess of what would be considered normal performance.
Financial Performance Goals
As stated above, we will include disclosure of the historical Consolidated EBITDA target for our STIP in future filings. However, for certain of our named executive officers, the financial performance metric is business segment EBITDA as adjusted to exclude overhead expense allocation. Although we disclose actual business segment EBITDA including overhead expense allocation, we do not disclose business segment EBITDA adjusted to exclude the overhead expense allocation. We believe that disclosure of the historic adjusted business segment EBITDA target would enable competitors to determine the overhead expense allocation amount. Such information could provide competitors with insight into the Company’s short-term and long-term goals for a particular business segment. For example, a targeted increase in overhead expense allocation could indicate to competitors that the Company is aggressively seeking growth in a particular business segment. Armed with such knowledge, competitors could expand their interests in such segment or pursue our customers which could result in a failure of our strategy and/or loss of market share.
Operational Performance Goals
The operational performance goals for 2009 included assessments of business segment fill rates, on-time delivery rates, customer satisfaction, retail store performance and other focused business segment profitability drivers. In some cases, these goals related to a single business segment and in others they related to multiple segments. We do not publicly disclose information on any of these goals. For example, although we may disclose fill rate and/or on-time delivery rate for one of our segments, we do not disclose those rates for all of our segments. Moreover, due to industry differences, fill rate targets may not be calculated in the same manner for each of our segments. We do not publicly disclose the results of any customer surveys and our targets for customer satisfaction are based on an independent assessment of what would most improve customer relations and store experience. We believe that disclosure of the historic operational targets would be harmful for the following reasons:
•	Comparison of Segment Targets. Our ability to achieve our growth and profitability goals is dependent, in part, on our ability to continue to provide high levels of productivity and efficiency, and our segment performance goals are intended to help us achieve these goals. Our competitors and suppliers could use our operational performance targets to determine the particular business segments on which the Company is focusing its resources from year to year; such information is key to our strategy and competitive position. To the extent that the operational performance targets for one or more business segments are consistently more aggressive than operational performance targets for other business segments, competitors could use such information to gain insight into what business segments the Company believes may be subject to growth or potentially more profitable which would encourage such competitors to expand their capacity and/or pursue our customers; competitors could also use this information in their business development activities by suggesting to our customers that the Company is less interested in a particular segment of the business and therefore a less valuable business partner.

Similarly, disclosure of business segment operational targets could enable the Company’s competitors to measure the Company’s actual performance against the targets to determine what segments of the Company’s business may be most vulnerable to competition. For example, disclosure of segment targets for fill rate or on-time delivery rate could lead our competitors to more aggressively pursue one or more customers or prospective customers within a particular business segment. In addition, our operational targets could reveal a changing role for a specific business segment within our overall strategic plan relative to previous periods.

•	Extrapolation from Historical Targets. If historical operational targets are disclosed, the Company’s competitors would gain insight into the Company’s forecasting models, which they could use to forecast or extrapolate to future periods. Many of the Company’s performance objectives remain relatively consistent from year to year; thus, disclosure of the historic operational targets could provide competitors with insight into the Company’s confidential annual business plan for the current year or future years. This information could also indicate to competitors and other third parties that we foresee significant growth for a particular business segment or for our business as a whole or that we intend to expand our business, whether through capital investment, acquisition or otherwise. Competitors could respond to this information by adjusting their own business plans and strategies including by targeting potential acquisition targets, leaving the Company at a competitive disadvantage.

•	Inference from Aggressive Targets. Our operational targets are generally aggressive and represent goals beyond the normal level of performance. We set these aggressive goals in an effort to motivate our officers to grow the Company and build shareholder value. Disclosure of our aggressive targets may be misleading to investors, who could view a missed target as an indicator of instability. In addition, missing a target such as on-time delivery rate may be misconstrued by competitors who could make known such “failure” to our current or potential customers in order to discourage such customers from engaging in business with the Company.

•	Conclusions from Targets Related to Undisclosed Performance Measures. As stated above, we do not make public the details or results of any customer surveys or the annual independent assessment of retail store performance. The Company’s operational targets related to customer satisfaction are based on assessments of what levels will most improve or maintain our relationships with our customers, and are not financially-derived measurements that would be relevant to an investment decision. Growing the profitability of our businesses is largely dependent on our ability to retain our existing customers and capture additional customers. Accordingly, our relationships with our customers are an integral part of our overall confidential business strategy, and competitors who learn what our customer-based segment targets are (and whether or not our officers met or exceeded that target) would not only gain insight into our internal expectations regarding customer satisfaction, but would also infer approximately what our actual levels of customer satisfaction were. Such conclusions may be shared by competitors with our customers, potentially affecting our relationships with such customers, and hinder our ability to capture new customers and would allow our competitors to more effectively compete with us.

•	Materiality of Goals. We believe that the individual focused segment profitability drivers under the STIP are immaterial to an investor’s understanding of our officers’ compensation because there are multiple profitability drivers on which we ask our officers to focus, resulting in each sub-category constituting on average 5% of such officer’s overall maximum bonus opportunity under the STIP. Providing a description of these focused segment profitability drivers would add unnecessary length and complexity to our disclosure given the limited importance of each in the scheme of an officer’s overall STIP bonus potential. Furthermore, these operational targets are of a granular, discrete nature, the level of detail of which is not disclosed in our public filings. An investor therefore has no context by which to judge the results achieved or the degree of difficulty in achieving them.

•	Effect on Officer Retention. The talent pools in our industry are also highly competitive. Disclosure of our officers’ performance targets could allow, not only our natural competitors, but other companies as well to determine our key employees’ potential annual incentive opportunities. Such information would assist such competitors in recruiting our talented employees by offering a more attractive compensation package, which we believe would have a significant detrimental effect on our ability to achieve strategic goals.

•	Lack of Corresponding Information About Our Competitors. While some of our competitors are substantially larger than the Company, a large percentage of our competitors are small and do not have public reporting requirements. In many cases, disclosure of the performance targets described below would provide these competitors with valuable information about the Company and its financial and operational performance that the Company could not obtain about such competitors. Disclosure of this information would allow such competitors to adjust their own strategies in order to better compete with the Company, while the Company would not have the benefit of similar information about these competitors to use to adjust its own strategies.

Given the types of performance goals and the level of detail that would be required to disclose our segment drivers and the potential for competitive harm which could be caused to the Company by such disclosure, the Company believes that disclosure of historical operational targets could put it at a significant competitive disadvantage.
B. Long-Term Incentive Plan
Our Long-Term Incentive Plan (“LTIP”) is a multi-year plan intended to target achievement of our long term strategic initiatives under our 5-year business plan. Awards under the LTIP consist of performance units which cliff vest after completion of a three-year performance period. A target number of shares is specified for each performance unit award; however, the actual number of shares paid out under the performance units is based on levels of achievement of pre-specified performance targets. For 2009, the following two performance metrics were used:
•	a decile ranking of our blended three-year Return on Net Assets (“RONA”) and Compound Annual Growth Rate (“CAGR”) of RONA, compared to our peer group, and

•	our three-year Consolidated EBITDA, as compared to three-year strategic plan Consolidated EBITDA.
For the 2008 LTIP, which will become payable in 2011, a three-year weighted average free cash flow as adjusted for strategic projects (“FCF”) was used instead of the RONA metric. We do not publicly disclose the strategic projects leading to such adjustments because information regarding the strategic projects is confidential and sensitive.
For each metric there are ten levels of performance resulting in a combined 100 levels of payout, ranging from 0% to 200% of the target number of shares under the award.
We believe that disclosure of our performance targets for the LTIP would result in competitive harm for the following reasons:
•	Insight into Future Performance. Our LTIP targets are set for three years into the future and reflect our general forecast of expected growth of the Company. We do not publicly disclose information relating to expected performance for any multi-year period. Disclosure of multi-year performance targets would expose the Company’s confidential internal financial projections and could provide our competition with insight into our expected future earnings levels, allowing them to make decisions based on otherwise confidential information and compete more effectively against the Company and weakening our competitive position. In addition, if competitors were to have this information, they could draw inferences about our near term and long term strategies for competing in the marketplace.

•	Insight into Strategic Initiatives. Disclosure of our performance targets would provide our competitors the ability to infer our internal expectations with respect to the success and timing of our strategic business initiatives and the ability to counter those initiatives. Providing our competitors with insight into our future earnings levels and strategic initiatives would provide them with the insight into our ability to pay for strategic assets, thus providing them with a competitive advantage in bidding against us for those assets.

•	Insight into Multiple Year Strategies. Disclosure of our consolidated three-year EBITDA target would provide our competitors valuable insight into our expectations regarding future earnings from planned and anticipated production and operational results. It could influence our competitors’ behavior and give them a competitive advantage. For example, an aggressive growth rate could indicate a strategy for major acquisitions; competitors could impede such acquisitions or make them more expensive to attain. Competitors would also be able to compare our actual Consolidated EBITDA for any completed year in the performance period to our three year target and extrapolate our expected performance for the remaining performance period. Similarly, disclosure of RONA, CAGR of RONA versus Peer Group and FCF would give our competitors insight into potential operating, investment and divestiture strategies over multiple years. Insight into our specific targets (viewed on a stand-alone basis or combined with other publicly available information) could potentially impair our ability to leverage these strategies to our competitive advantage.

•	Effect on Customers. Our customers seek to negotiate the lowest possible purchase prices. The size and financial resources of some of our competitors, merchandise acquisition costs and operating expenses all contribute to intense price competition at the wholesale and retail levels. Our competitors and our customers could use our profitability forecasts to determine our anticipated margins which drive our success, with competitors using this information to compete more effectively against the Company and customers using this information to negotiate lower prices, resulting in lower profits and margins.

•	Forward-Looking Guidance. The Company does not provide forward-looking earnings guidance and does not want investors to interpret such disclosure of multi-year performance targets as earnings. We are concerned that investors, analysts, rating agencies and the media are likely to regard our forward performance targets as a surrogate for such earnings guidance. Strategic targets and earnings guidance are not interchangeable. Our strategic targets are aggressive and have a forward-looking three-year performance period. On the other hand, earnings guidance typically focuses on annual or even quarterly performance and is frequently provided as a range, rather than one number, for the period. Even if we were to include a disclaimer cautioning investors and others against relying on the performance targets, we believe that disclosure of the targets would potentially result in severe volatility in our stock price and competitive harm to the Company. Analysts and others in the market are likely to factor the targets into their models of predicted Company performance, resulting in flawed financial analysis. This could result in unjustified volatility in our stock price, driving current and potential investors away from our securities as they seek to invest their funds in those that are less volatile.

•	Effect on Officer Retention. As described above, the Company’s competitive success also relies to a significant degree on its ability to attract and retain highly qualified executives. Disclosure of our long-term performance targets and management strategies would greatly facilitate our competitors’ attempts to hire our executives by enabling them to replicate the Company’s strategies, as well as target critical leadership responsible for executing those strategies.
We also believe that disclosure of historical targets would cause significant competitive harm for the following reasons:
•	Insight into Strategic Goals. If the historical three-year consolidated targets were provided, the competitors would gain insight into our historical forecasting models which could be used to extrapolate for future periods. Such disclosure would also provide insight into the Company’s confidential 5-year strategic plan which would enable our competitors to better develop their own strategies. This is especially true for the 2008 LTIP as the calculation of the 2008 LTIP performance targets includes an adjustment for certain strategic projects. The disclosure of such adjusted targets could enable our competitors to determine the extent of the resources allocated to our strategic projects which, as discussed above, are not publicly disclosed. Such information would give our competitors insight into the expected profitability of our strategic ventures, allowing them to tailor their competitive efforts to lure away our current customers or interfere with our ability to attract new customers.

•	Ongoing Initiatives. Additionally, the disclosure of retrospective targets could also cause us competitive harm as certain of our operating or strategic initiatives may have been postponed into the future or canceled altogether, which again could provide our competition with insight into our current strategies. In addition, parts of the three-year goals would continue to be components of future performance periods. Finally, we believe that the LTIP is a very complicated plan and disclosure of targets would not increase our investors’ understanding of the plan.
The Company believes that disclosure of our LTIP performance targets would cause significant competitive harm to the Company and have an adverse effect on our shareholders but would not provide meaningful benefit to the shareholders. Our LTIP program is complex and tailored to our internal long-term goals. We believe that it is material to provide our shareholders an understanding of the material terms of the plan which would enable them to understand our compensation policies and decisions regarding our named executive officers. Providing actual targets would not add to the disclosure in terms of their understanding of our compensation program.

C. Restricted Stock Units Granted to Mr. Brunot
In addition to the restricted stock units (“RSUs”) granted to Mr. Brunot in 2008 under our standard RSU program which utilizes time-based vesting, Mr. Brunot was granted an RSU in 2009 that has a five-year vesting period. Twenty percent of the 2009 RSU will vest each year if a performance target based on business segment EBITDA, as adjusted to exclude overhead expense allocation, is attained. If the business segment EBITDA target is not satisfied in any given year, the portion of the RSU which would have been eligible for vesting in such year is forfeited.
The vesting of the 2009 RSU granted to Mr. Brunot is based on an aggressive multi-year plan intended to target achievement of business segment goals. We believe that disclosure of the business segment EBITDA performance targets for vesting of Mr. Brunot’s 2009 RSUs would result in competitive harm for the following reasons:
•	Insight into Future Performance. Similar to the LTIP targets, the RSU targets are set for five years into the future and reflect a general forecast of expected growth of a business segment of the Company. As stated above, disclosure of multi-year performance targets would expose the Company’s confidential internal financial projections and could provide our competition with insight into our expected future earnings levels, allowing them to make decisions based on otherwise confidential information and to compete more effectively against the Company, thereby weakening our competitive position. Disclosure of the adjusted business segment EBITDA target used for Mr. Brunot’s 2009 RSU would allow competitors to further determine the Company’s plans with respect to a certain business segment of the Company; competitors could then use this information, coupled with other publicly-released EBITDA measurements, to infer the Company’s plans with respect to our other business segments and adjust their own business strategies accordingly. Further, we believe that disclosure of a historical adjusted business segment EBITDA target would enable competitors to determine the overhead expense allocation amount for such business segment, thereby allowing competitors to draw conclusions regarding the goals for the particular business segment.

•	Effect on Officer Retention. As also stated above, the Company’s competitive success relies to a significant degree on its ability to retain highly qualified executives. Disclosure of specific information regarding the vesting of Mr. Brunot’s 2009 RSU could greatly facilitate a competitor’s attempt to target an executive critical to the execution of the Company’s strategies with respect to a certain business segment.
D. MDV Gain Share Plan
As stated in the Proxy Statement, the MDV Gain Share Plan is used to provide incentives to key employees of a particular business segment with respect to the integration of a business acquired by the Company in 2009 and the achievement of financial goals. Mr. Brunot is the only named executive officer who participates in the MDV Gain Share Plan.
The MDV Gain Share Plan is a multi-year cash incentive plan that has the potential for three payouts based on the achievement of the targeted cumulative EBITDA of a certain business segment, adjusted to exclude overhead expense allocation, over a three year measurement period. The measurement periods for which payouts may be made under the MDV Gain Share Plan are 2009-2011, 2010-2012 and 2011-2013. The cash payout that an employee can receive under the MDV Gain Share Plan is determined by multiplying (i) the amount of total payments made to the employee under the STIP during the measurement period by (ii) a percentage between 10% and 100% determined by reference to the amount by which the actual adjusted cumulative EBITDA of the business segment exceeded the targeted adjusted cumulative EBITDA; if the targeted adjusted cumulative EBITDA is not met, no payout under the MDV Gain Share Plan is made.
We believe that disclosure of the targets for adjusted cumulative business segment EBITDA employed in the MDV Gain Share Plan would result in competitive harm because it would give competitors insight into the Company’s financial projections for a particular business segment over a five-year time period. Disclosure of target amounts would allow competitors to determine the Company’s expected growth of the applicable business segment and allow them to alter their business plans to better compete with such business segment. In addition, disclosure of a business segment’s targeted adjusted EBITDA may allow competitors to gain insight into the Company’s planned and anticipated operational results for a business segment which is integrating an acquired business. Such information could lead our competitors to adjust their own acquisition and growth plans, and such adjustment could diminish any competitive advantage the Company may have gained via the 2009 acquisition. Finally, disclosure of historic rolling targets for three-year adjusted business segment EBITDA in the future would allow competitors to infer the Company’s annual targets by process of elimination. Disclosure of a series of historic adjusted business segment EBITDA goals could lead to the extrapolation by our competitors of the Company’s expectations for business segment earnings growth, and our competitors could adjust their growth plans accordingly.
* * * *
As stated above, in future filings we will disclose our historical Consolidated EBITDA target for our STIP. However, for the foregoing reasons, the Company believes that it is appropriate to omit the other performance targets from our disclosure because they are confidential information which is not otherwise disclosed and , if disclosed, could cause substantial harm to the competitive position of the Company.
In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 or David W. Pollak of Morgan, Lewis & Bockius LLP at 212-309-6058 to discuss any further questions or comments you might have.
Sincerely,
/s/ Robert B. Dimond
Robert B. Dimond
Executive Vice President, Chief Financial Officer & Treasurer

cc:	David W. Pollak Morgan, Lewis & Bockius LLP Zaitun Poonja Morgan, Lewis & Bockius LLP